Media Release
Planegg/Munich, Germany, May 17, 2023
MorphoSys AG Reports Outcome of Annual General Meeting 2023
All Proposed Resolutions Approved
MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that its shareholders approved all resolutions proposed by the Company´s Management and Supervisory Boards at the Company´s virtual Annual General Meeting, which took place on Wednesday, May 17, 2023, including:
•Resolution on the approval of the actions of the members of the Management Board for the fiscal year 2022
•Resolution on the approval of the actions of the members of the Supervisory Board for the fiscal year 2022
•Resolution on the election of the auditor for the financial year 2023
•Resolution on the election of members of the Supervisory Board
•Resolution on the cancellation of Authorized Capital 2021-I and the creation of a new Authorized Capital 2023-I with the option to exclude statutory subscription rights; amendment to the Articles of Association
•Resolution on the cancellation of Authorized Capital 2021-II and the creation of a new Authorized Capital 2023-II with the option to exclude statutory subscription rights; amendment to the Articles of Association
•Resolution on the reduction of the Conditional Capital 2016-III, on the reduction of the Authorized Capital 2019-I as well as on the reduction of the Authorized Capital 2021-III; amendments to the Articles of Association
•Resolution on the Approval of the Remuneration Report for the financial year 2022
•Resolution on amendments to the Articles of Association with regard to the authorization to hold a virtual Annual General Meeting and with regard to the virtual participation of Supervisory Board members in an Annual General Meeting
At the 2023 virtual Annual General Meeting of MorphoSys AG, 38.25% of the current share capital was represented. The ordinary Annual General Meeting 2023 was conducted without the physical presence of shareholders or their proxies, as permitted by German law. Via a password-protected web service, registered shareholders could, among other things, submit questions, visually and audibly follow the entire Annual General Meeting and exercise their voting rights.
Shareholders or their proxies who were connected electronically to the General Meeting had the possibility to speak at the General Meeting by way of video communication and ask follow-up questions about all answers given by the Management Board, as well as ask questions about matters that have arisen after 13 May 2023, 24:00 hours CEST.
The terms of office of Supervisory Board members Dr. George Golumbeski and Mr. Michael Brosnan ended at the close of this Annual General Meeting on May 17, 2023. They stood for re-election and were re-elected by the Annual General Meeting for a term of one year and three years, respectively.
“I would like to thank our shareholders for their continued support and trust, also on behalf of the Management Board and Executive Committee,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys AG.
More information on the Company’s Annual General Meeting including the voting results on all agenda items can be found at www.morphosys.com/agm .

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com